

September 29, 2014

Via E-mail
Linda F. Powers
Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

      Re: Northwest Biotherapeutics, Inc.
             Form 10-K
             Filed April 1, 2014
             File No. 001-35737

Dear Ms. Powers:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1. Business
Intellectual Property and Orphan Drug Designation, page 16

1. We note your disclosure that you have over 180 issued and pending patents worldwide. Please expand your patent disclosure to specify, for each of your most material patents and patent applications:

   - the product or technology to which it relates;
   - the type of patent protection (e.g., composition, use, etc.);
   - the specific jurisdictions in which such patents or applications are issued or pending; and
   - the expiration date or expected expiration date, if issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Reed Brodsky, Esq.
        William Scherman, Esq.
        Gibson Dunn